FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release from July 5, 2004, announcing the resignation of Registrant’s President and CEO, Oren Most, and the nomination of Shlomo Rodav, Chairman of the Board, to the position of President and CEO.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: July 5, 2004

Oren Most, President and CEO of Gilat, Announces Resignation

Shlomo Rodav, Chairman of the Board to take over as CEO.

Petah Tikva, Israel, July 5, 2004 – Oren Most, President and CEO of Gilat Satellite Networks Ltd., (Nasdaq: GILTF) announced today that he will be stepping down from his position effective July 15, 2004. Mr. Shlomo Rodav, who has served as active Chairman of Gilat’s Board of Directors for the past fifteen months, will become the Company’s CEO, in addition to his position as Chairman.

Regarding his resignation Most said, “When I joined Gilat at the beginning of 2003, in a most difficult time and in a deteriorated business situation of the Company, it was absolutely clear to me that the turnaround of the Company and a merger or acquisition were the ultimate goals for Gilat.” Most continued, “A turnaround plan was implemented and has begun to bear fruits. It is now clear to me that a merger or acquisition is not a present challenge which Gilat faces and as such, I have made the decision to move on to pursue a new opportunity.”

Most added, “I want to thank Gilat’s employees that work in subsidiaries and facilities around the world, for their tremendous efforts that were required in order to put the Company back on track.”

Oren Most served as Gilat’s President and CEO for more than a year, during which time he led a turnaround program and wide-ranging reorganization process to revitalize the Company and stabilize its operations. Among the steps Most led together with the Company’s senior management team were the following: Formulating a new strategy that focuses Gilat on its core technology business; development of a global management team to lead the implementation of the strategy in the Company’s subsidiaries located across the world; the launch of the SkyEdge product family, a new generation of Gilat’s products which are meant to return Gilat to technological leadership of the industry. All this was in addition to the generation of new deals in parallel to certain structural changes made and cost cutting actions implemented to increase the efficiency of the Company.

Shlomo Rodav, Gilat’s Chairman of the Board, said that he asked Most to stay in his position and that he is sorry about Most’s decision to step down. Rodav thanked Most for leading the Company during such a difficult and challenging period and for putting together the restructuring program to rehabilitate the Company and leading that program’s implementation successfully, a program which allows Gilat to move toward the position as the global leader in satellite networking. Rodav added that he wishes Most great success in his new endeavors.

Mr. Rodav will be taking over as the Company’s new CEO effective July 15, 2004

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y® IP, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Gilat Media Contact: Barry Spielman,
Sr. Director, Corporate Marketing
+972-3-9252201; barrys@gilat.com

Investor Contact:
+1 (703) 848-1515
Tim.perrott@spacenet.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.